UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File Nos.: 1-11255
2-38498
NOTIFICATION OF LATE FILING

(Check one): ☑ Form 10-K     ☐ Form 20-F     ☐ Form 11-K      ☐ Form 10-Q      ☐ Form 10-D     ☐ Form N-SAR
  ☐ Form N-CSR
For Period Ended: March 31, 2005
  ☐ Transition Report on Form 10-K
  ☐ Transition Report on Form 20-F
  ☐ Transition Report on Form 11-K
  ☐ Transition Report on Form 10-Q
  ☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

AMERCO U-HAUL INTERNATIONAL, INC.
Full Name of Registrant

Former Name if Applicable

1325 Airmotive Way, Ste. 100 2727 N. Central Avenue
Address of Principal Executive Office (Street and Number)
Reno, Nevada 89502-3239 Phoenix, Arizona 85004
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the financial statements of AMERCO and its Consolidated Entities (the “Registrant”) will not be completed by the last day for a timely filing of its Annual Report on Form 10-K for the fiscal year ended March 31, 2005 pursuant to the General Rules and Regulations under the Exchange Act of 1934.

The delay is due to Company management and their accountants requiring additional time to internally verify and format data from the Company’s books and records for consistent presentation and consolidation across prior years in Form 10-K. Formatting changes in the current year compel re-formatting of prior year data.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Jack A. Peterson	(602)	263-6805
(Name)	(Area Code)	(Telephone Number)

(2)
Having all periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑ Yes     ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes     ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERCO U-HAUL INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 14, 2005                                         By: /s/ Jennifer Settles
                                                      Secretary of AMERCO and U-Haul International, Inc.